Exhibit 99.1

2019 FIRST QUARTER RESULTS

CNH Industrial reported record 2019 first quarter net income of $264 million or $0.19 per share on consolidated revenues of $6.5 billion

Financial results presented under U.S. GAAP(1)

•	Industrial Activities net sales were $6.0 billion, down 5% compared to the first quarter 2018 (up 2% on a constant currency basis), with currency translation impact more than offsetting strong price realization performance in Agriculture and Construction, and sales volume improvements in Commercial and Specialty Vehicles

•	Adjusted EBIT(2)(3) of Industrial Activities increased 7% to $278 million, with a 4.6% margin (up 50 basis points). Adjusted EBITDA(2)(3) of Industrial Activities was $525 million, with an 8.7% margin, flat compared to the first quarter of 2018

•	Adjusted net income(2)(3) was $248 million in the first quarter of 2019, with adjusted diluted EPS(2)(3) of $0.18 (up 29% compared to the first quarter of 2018), a record first quarter result

•	Net industrial debt(2)(3) at March 31, 2019 was $1.5 billion, $0.9 billion higher than at December 31, 2018 as a result of normal seasonal increase in working capital in the first quarter

•	In March, CNH Industrial signed a €4 billion committed revolving credit facility, replacing an existing €1.75 billion facility, and CNH Industrial Finance Europe S.A. issued €600 million in principal amount of 1.75% notes due 2027 and guaranteed by CNH Industrial N.V.

•	For 2019, CNH Industrial is reaffirming its guidance: net sales of Industrial Activities expected at approximately $28 billion, adjusted diluted EPS between $0.84 and $0.88, and net industrial debt between $0.4 billion and $0.2 billion

CNH INDUSTRIAL

Summary of Results ($ million  except EPS)

	Three Months ended March 31,
	2019	2018	$ change	% change
Consolidated revenues	6,457	6,773	-316	-4.7
Net income	264	202	62	30.7
Adjusted net income	248	204	44	21.6
Basic EPS ($)	0.19	0.14	0.05	35.7
Diluted EPS ($)	0.19	0.14	0.05	35.7
Adjusted diluted EPS ($)	0.18	0.14	0.04	28.6

London (UK) - (May 7, 2019) CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) today announced consolidated revenues of $6,457 million for the first quarter of 2019, down 5% compared to the first quarter of 2018 (up 2% on a constant currency basis). Net sales of Industrial Activities were $6,006 million in the first quarter of 2019, down 5% compared to the first quarter of 2018 (up 2% on a constant currency basis). Net income was $264 million in the first quarter of 2019 ($202 million in the first quarter of 2018) and included a pre-tax gain of $30 million ($22 million net of tax impact) as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the 2018 U.S. healthcare plan modification.

(1)

CNH Industrial reports quarterly and annual consolidated financial results under U.S. GAAP and EU-IFRS. The tables and discussion related to the financial results of the Company and its segments shown in this press release are prepared in accordance with U.S. GAAP. Financial results under EU-IFRS are shown in specific tables at the end of this press release.

(2)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(3)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

CNH Industrial N.V.

Corporate Office:

25 St. James’s Street

London, SW1A 1HA

United Kingdom

2019 FIRST QUARTER RESULTS

Adjusted net income was $248 million for the first quarter of 2019 compared to $204 million in the first quarter of 2018. Adjusted diluted EPS was $0.18 in the first quarter of 2019, up 29% compared to the first quarter of 2018.

Adjusted EBIT of Industrial Activities was up 7% to $278 million in the first quarter of 2019 compared to $261 million in the first quarter of 2018, with an adjusted EBIT margin of 4.6%, up 50 basis points (“bps”).

Adjusted EBITDA of Industrial Activities was $525 million in the first quarter of 2019, down 4% compared to the first quarter of 2018, with an adjusted EBITDA margin of 8.7%, flat compared to the first quarter of 2018.

Income taxes were $90 million in the first quarter of 2019 ($63 million in the first quarter of 2018). Adjusted income taxes(1)(2) for the first quarter of 2019 were $84 million ($64 million in the first quarter of 2018). The adjusted effective tax rate (adjusted ETR)(1)(2) was 26%, flat compared with the first quarter of 2018. For the full year 2019, the adjusted ETR is expected to be approximately 27%.

Net industrial debt of $1.5 billion at March 31, 2019 increased by $0.9 billion from December 31, 2018 primarily as a result of normal seasonal increase in working capital in the first quarter. Total debt was $23.8 billion at March 31, 2019, down $0.6 billion compared to December 31, 2018. At March 31, 2019, available liquidity(1)(2) was $10.0 billion, up $1.1 billion compared to December 31, 2018.

In March, CNH Industrial signed a €4 billion committed revolving credit facility, replacing an existing 5-year €1.75 billion facility. The new credit facility has a 5-year tenor with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date.

In March, CNH Industrial Finance Europe S.A. issued €600 million in principal amount of 1.75% notes due 2027 and guaranteed by CNH Industrial N.V.

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

Refer to the specific table in the “Other Supplemental Financial Information” section of this press release for the reconciliation between the non-GAAP financial measure and the most comparable GAAP financial measure.

2019 FIRST QUARTER RESULTS

Segment Results

CNH INDUSTRIAL

Revenues by Segment ($ million)

	Three Months ended March 31,
	2019	2018	% change	% change excl. FX(1)
Agriculture	2,490	2,579	-3.5	1.7
Construction	640	682	-6.2	-2.3
Commercial and Specialty Vehicles	2,414	2,495	-3.2	5.4
Powertrain	1,036	1,186	-12.6	-5.7
Eliminations and other	(574)	(642)	—	—

Total Industrial Activities	6,006	6,300	-4.7	1.9

Financial Services	474	502	-5.6	-1.3
Eliminations and other	(23)	(29)	—	—

Total	6,457	6,773	-4.7	1.7

(1)

“Change excl. FX” or “constant currency” is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL

Adjusted EBIT by Segment ($ million)

	Three Months ended March 31,
	2019	2018	$ change	% change	2019 adjusted EBIT margin	2018 adjusted EBIT margin	bps change
Agriculture	168	186	-18	-9.7	6.7%	7.2%	-50
Construction	13	0	13	—	2.0%	0.0%	200
Commercial and Specialty Vehicles	51	49	2	4.1	2.1%	2.0%	10
Powertrain	96	95	1	1.1	9.3%	8.0%	130
Unallocated items, eliminations and other	(50)	(69)	19	—	—	—	—

Total Industrial Activities	278	261	17	6.5	4.6%	4.1%	50

Financial Services	131	143	-12	-8.4	27.6%	28.5%	-90
Eliminations and other	—	—	—	—	—	—	—

Total	409	404	5	1.2	6.3%	6.0%	30

2019 FIRST QUARTER RESULTS

CNH INDUSTRIAL

Adjusted EBITDA by Segment ($ million)

	Three Months ended March 31,
	2019	2018	$ change	% change	2019 adjusted EBITDA margin	2018 adjusted EBITDA margin	bps change
Agriculture	243	265	-22	-8.3	9.8%	10.3%	-50
Construction	27	16	11	68.8	4.2%	2.3%	190
Commercial and Specialty Vehicles	177	206	-29	-14.1	7.3%	8.3%	-100
Powertrain	128	129	-1	-0.8	12.4%	10.9%	150
Unallocated items, eliminations and other	(50)	(69)	19	—	—	—	—

Total Industrial Activities	525	547	-22	-4.0	8.7%	8.7%	—

Financial Services	197	210	-13	-6.2	41.6%	41.8%	-20
Eliminations and other	—	—	—	—	—	—	—

Total	722	757	-35	-4.6	11.2%	11.2%	—

Agriculture’s net sales decreased 4% in the first quarter of 2019 compared to the first quarter of 2018, but were up 2% on a constant currency basis. Improved sales volume from end-user replacement demand in the North America row crop sector, and from sustained demand in Brazil, coupled with strong price realization performance across all geographies, were partially offset by a general slowdown of activity in Turkey and by extremely dry weather affecting harvest conditions in Australia.

Adjusted EBIT was $168 million in the first quarter of 2019 ($186 million in the first quarter of 2018), with adjusted EBIT margin at 6.7%. Accelerated investment in its precision farming platform and the introduction of Stage V emission requirements-compliant engine applications increased the segment’s product development spending by 19% (in constant currency) compared to the first quarter of 2018. Net of this increase, segment performance improved as a result of price realization achieved, in excess of raw material headwinds and the impacts in the period from the enactment of the U.S. tariffs with respect to China.

Construction’s net sales decreased 6% in the first quarter of 2019 compared to the first quarter of 2018, down 2% on a constant currency basis mainly due to selective inventory destocking actions in our North American dealer network.

Adjusted EBIT was $13 million in the first quarter of 2019 (breakeven in the first quarter of 2018) with an adjusted EBIT margin of 2.0%. The increase in profit was the result of net price realization across the product portfolio and production efficiencies, more than offsetting raw material and tariff headwinds.

Commercial and Specialty Vehicles’ net sales decreased 3% in the first quarter of 2019 compared to the first quarter of 2018 (up 5% on a constant currency basis). Higher industry volume and favorable product mix in light commercial vehicles and in buses in Europe were more than offset by the negative impact of foreign currency translation.

Adjusted EBIT was $51 million in the first quarter of 2019, slightly up compared to $49 million in the first quarter of 2018. Positive volume in light trucks and buses, favorable product mix and a positive underlying price performance were almost offset by negative foreign exchange transaction and year-over-year hedge impacts, higher production costs including negative absorption from lower volumes in our medium and heavy-duty operations, and increased product development spending. Adjusted EBIT margin was 2.1% in the first quarter of 2019 (up 10 bps compared to the first quarter of 2018).

2019 FIRST QUARTER RESULTS

Powertrain’s net sales decreased 13% in the first quarter of 2019 compared to the first quarter of 2018, down 6% on a constant currency basis due to lower sales volume as a result of strong 2018 year-end activity. Sales to external customers accounted for 47% of total net sales (48% in the first quarter of 2018).

Adjusted EBIT was $96 million in the first quarter of 2019 ($95 million in the first quarter of 2018). Favorable product mix and manufacturing efficiencies were offset by increased sales development expenses in support of the segment’s marketing activity to further expand third party business, and higher product development spending. Adjusted EBIT margin increased 130 bps to 9.3% in the first quarter of 2019, which represents a first quarter record for the segment.

Financial Services’ revenues totaled $474 million in the first quarter of 2019, a 6% decrease compared to the first quarter of 2018 (down 1% on a constant currency basis), primarily due to lower used equipment sales in North America, partially offset by higher average portfolio in South America and Rest of World.

In the first quarter of 2019, retail loan originations (including unconsolidated joint ventures) were $2.2 billion, flat compared to the first quarter of 2018. The managed portfolio (including unconsolidated joint ventures) was $26.1 billion as of March 31, 2019 (of which retail was 61% and wholesale 39%), down $0.4 billion compared to March 31, 2018. Excluding the impact of currency translation, the managed portfolio increased $1.2 billion compared to the same period in 2018.

Net income was $95 million in the first quarter of 2019, a decrease of $8 million compared to the first quarter of 2018, primarily attributable to reduced interest spreads, partially offset by improved cost of risk and operating lease performance, as well as higher average portfolios in South America and Rest of World.

2019 FIRST QUARTER RESULTS

2019 Outlook(1)

The general sentiment in the agricultural end-markets remains muted in the short-term, primarily as a result of uncertainties related to unresolved trade tensions, the spillover implications of recent negative weather events (Australia and Northern Europe), and geopolitical and macroeconomic uncertainties. Positive indications exist in the North American non-residential construction industry, as well as in the healthy end-user demand in Europe for light-duty trucks, and the acceleration of the LNG heavy-duty trucks penetration. In this complex and composite scenario, the Company confirms it is on track with its profitable growth trajectory and is therefore reaffirming its 2019 guidance as follows:

•	Net sales of Industrial Activities at approximately $28 billion, modestly up year-over-year;

•	Adjusted diluted EPS(2) up year-over-year between 5% and 10% at a range of $0.84 to $0.88 per share;

•	Net industrial debt at the end of 2019 between $0.4 billion and $0.2 billion.

(1)

2019 guidance does not include any impacts deriving from the gain resulting from the modification of the healthcare plan in the U.S. previously mentioned, as this gain has been considered non-recurring and therefore treated as an adjusting item for the purpose of the adjusted diluted EPS calculation. In addition, 2019 guidance does not include any impacts deriving from possible further repurchases of Company’s shares under the plan authorized by the AGM on April 12, 2019.

(2)

Outlook is not provided on diluted EPS, the most comparable GAAP financial measure of this non-GAAP financial measure, as the income or expense excluded from the calculation of adjusted diluted EPS and instead included in the calculation of diluted EPS are, by definition, not predictable and uncertain.

2019 FIRST QUARTER RESULTS

About CNH Industrial

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Additional Information

Today, at 3:30 p.m. CEST / 2:30 p.m. BST/ 9:30 a.m. EDT, management will hold a conference call to present 2019 first quarter results to financial analysts and institutional investors. The call can be followed live online at http://bit.ly/CNH_Industrial_Q1_2019 and a recording will be available later on the Company’s website (www.cnhindustrial.com). A presentation will be made available on the CNH Industrial website prior to the call.

Non-GAAP Financial Information

CNH Industrial monitors its operations through the use of several non-GAAP financial measures. CNH Industrial’s management believes that these non-GAAP financial measures provide useful and relevant information regarding its operating results and enhance the readers’ ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under U.S. GAAP or EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP and/or EU-IFRS.

CNH Industrial’s non-GAAP financial measures are defined as follows:

•

Adjusted EBIT under U.S. GAAP: is defined as net income (loss) before income taxes, interest expenses of Industrial Activities, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.

•	Adjusted EBITDA under U.S. GAAP: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items.

•	Adjusted EBITDA under EU-IFRS: is defined as Adjusted EBIT plus depreciation and amortization (including on assets sold under operating leases and assets sold under buy-back commitments).

•	Adjusted Net Income (Loss): is defined as net income (loss), less restructuring charges and non-recurring items, after tax.

•

Adjusted Diluted EPS: is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.

•	Adjusted Income Taxes: is defined as income taxes less the tax effect of restructuring expenses and non-recurring items and non-recurring tax charges or benefits.

2019 FIRST QUARTER RESULTS

•

Adjusted Effective Tax Rate (Adjusted ETR): is computed by dividing a) adjusted income taxes by b) income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates, less restructuring expenses and non-recurring items.

•

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt): Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. CNH Industrial provides the reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in the consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

•	Available Liquidity: is defined as cash and cash equivalents plus restricted cash and undrawn committed facilities.

•

Change excl. FX or Constant Currency: CNH Industrial discusses the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

The tables attached to this press release provide reconciliations of the non-GAAP measures used in this press release to the most directly comparable GAAP measures.

Forward-looking statements

All statements other than statements of historical fact contained in this earning release including statements regarding our competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements. Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; our pension plans and other post-employment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect the Company’s financial results is included in our annual report on Form 20-F for the year ended December 31, 2018, prepared in accordance with U.S. GAAP, and in the Company’s EU Annual Report at December 31, 2018, prepared in accordance with EU-IFRS. Investors should refer to and consider the incorporated information on risks, factors, and uncertainties in addition to the information presented here.

2019 FIRST QUARTER RESULTS

Forward-looking statements are based upon assumptions relating to the factors described in this earnings release, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).

All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

Contacts

Media Inquiries United Kingdom Richard Gadeselli Tel: +44 207 7660 346 Laura Overall Tel: +44 207 7660 338 E-mail: mediarelations@cnhind.com www.cnhindustrial.com	Investor Relations United Kingdom Federico Donati Tel: +44 207 7660 386 United States Noah Weiss Tel: +1 630 887 3745

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Operations

For The Three Months Ended March 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,
($ million)	2019(1)	2018
Revenues
Net sales	6,006	6,300
Finance, interest and other income	451	473

TOTAL REVENUES	6,457	6,773

Costs and Expenses
Cost of goods sold	4,966	5,256
Selling, general and administrative expenses	539	590
Research and development expenses	244	227
Restructuring expenses	8	3
Interest expense	183	200
Other, net(2)	168	251

TOTAL COSTS AND EXPENSES	6,108	6,527

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	349	246

Income tax (expense)	(90)	(63)
Equity in income of unconsolidated subsidiaries and affiliates	5	19

NET INCOME	264	202

Net income attributable to noncontrolling interests	7	6

NET INCOME ATTRIBUTABLE TO CNH INDUSTRIAL N.V.	257	196

(in $)
Earnings per share attributable to common shareholders
Basic	0.19	0.14
Diluted	0.19	0.14
Cash dividends declared per common share	—	—

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of operations for the three months ended March 31, 2019.

(2)	In the three months ended March 31, 2019, Other, net includes the pre-tax gain of $30 million related to the modification of a healthcare plan in the U.S.

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Operations represent the consolidation of all CNH Industrial N.V. subsidiaries

CNH INDUSTRIAL N.V.

Condensed Consolidated Balance Sheets

As of March 31, 2019 and December 31, 2018

(Unaudited)

(U.S. GAAP)

($ million)	March 31, 2019(1)	December 31, 2018
ASSETS
Cash and cash equivalents	3,673	5,031
Restricted cash	786	772
Trade receivables, net	467	399
Financing receivables, net	19,062	19,167
Inventories, net	7,754	6,726
Property, plant and equipment, net	5,608	5,901
Investments in unconsolidated subsidiaries and affiliates	527	526
Equipment under operating leases	1,783	1,774
Goodwill	2,455	2,453
Other intangible assets, net	774	788
Deferred tax assets	567	591
Derivative assets	108	98
Other assets	2,363	1,874

TOTAL ASSETS	45,927	46,100

LIABILITIES AND EQUITY
Debt	23,807	24,445
Trade payables	5,956	5,889
Deferred tax liabilities	118	114
Pension, postretirement and other postemployment benefits	1,460	1,488
Derivative liabilities	128	108
Other liabilities	9,037	8,958

Total Liabilities	40,506	41,002

Redeemable noncontrolling interest	30	30

Equity	5,391	5,068

TOTAL LIABILITIES AND EQUITY	45,927	46,100

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related lease liabilities of approximately $480 million (included in Other assets and Other liabilities, respectively) with no impact to equity.

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Balance Sheets represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statements of Cash Flows

For The Three Months Ended March 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Three Months Ended March 31,
($ million)	2019(1)	2018
Operating activities:
Net income	264	202
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	169	185
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	144	168
(Gain) Loss from disposal of assets	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(4)	10
Other non-cash items	33	50
Changes in operating assets and liabilities:
Provisions	(106)	(126)
Deferred income taxes	32	(24)
Trade and financing receivables related to sales, net	(293)	185
Inventories, net	(879)	(755)
Trade payables	129	145
Other assets and liabilities	(240)	(114)

NET CASH USED IN OPERATING ACTIVITIES	(751)	(74)

Investing activities:
Additions to retail receivables	(947)	(959)
Collections of retail receivables	1,225	1,089
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	—	1
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(79)	(62)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(285)	(305)
Other	48	(47)

NET CASH USED IN INVESTING ACTIVITIES	(38)	(283)

Financing activities:
Net decrease in debt	(512)	(1,428)
Dividends paid	(1)	(1)
Other	—	(90)

NET CASH USED IN FINANCING ACTIVITIES	(513)	(1,519)

Effect of foreign exchange rate changes on cash and cash equivalents	(42)	64

DECREASE IN CASH AND CASH EQUIVALENTS	(1,344)	(1,812)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	5,803	6,200

CASH AND CASH EQUIVALENTS, END OF PERIOD	4,459	4,388

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (ASC 842) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the three months ended March 31, 2019.

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the Annual Report on Form 20-F. These Condensed Consolidated Statements of Cash Flows represent the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Supplemental Statements of Operations

For The Three Months Ended March 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2019	2018	2019	2018
Revenues
Net sales	6,006	6,300	—	—
Finance, interest and other income	30	27	474	502

TOTAL REVENUES	6,036	6,327	474	502

Costs and Expenses
Cost of goods sold	4,966	5,256	—	—
Selling, general and administrative expenses	493	527	46	63
Research and development expenses	244	227	—	—
Restructuring expenses	8	3	—	—
Interest expense	83	120	153	136
Other, net	16	80	152	171

TOTAL COSTS AND EXPENSES	5,810	6,213	351	370

INCOME BEFORE INCOME TAXES AND EQUITY IN INCOME OF UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES	226	114	123	132

Income tax (expense)	(54)	(23)	(36)	(40)
Equity in income of unconsolidated subsidiaries and affiliates	(3)	8	8	11
Results from intersegment investments	95	103	—	—

NET INCOME	264	202	95	103

These Supplemental Statements of Operations are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Balance Sheets

As of March 31, 2019 and December 31, 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
($ million)	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
ASSETS
Cash and cash equivalents	3,226	4,553	447	478
Restricted cash	49	—	737	772
Trade receivables	463	398	36	34
Financing receivables, net	1,710	1,253	20,224	20,252
Inventories, net	7,497	6,510	257	216
Property, plant and equipment, net	5,606	5,899	2	2
Investments in unconsolidated subsidiaries and affiliates	3,221	3,126	222	219
Equipment under operating leases	28	34	1,755	1,740
Goodwill	2,302	2,301	153	152
Other intangible assets, net	758	774	16	14
Deferred tax assets	557	635	167	175
Derivative assets	80	81	36	24
Other assets	2,194	1,707	263	323

TOTAL ASSETS	27,691	27,271	24,315	24,401

LIABILITIES AND EQUITY
Debt	6,452	6,347	20,227	20,436
Trade payables	5,876	5,771	132	173
Deferred tax liabilities	12	83	263	250
Pension, postretirement and other postemployment benefits	1,442	1,470	18	18
Derivative liabilities	103	89	33	26
Other liabilities	8,385	8,413	726	681

Total Liabilities	22,270	22,173	21,399	21,584

Redeemable noncontrolling interest	30	30	—	—

Equity	5,391	5,068	2,916	2,817

TOTAL LIABILITIES AND EQUITY	27,691	27,271	24,315	24,401

These Supplemental Balance Sheets are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Supplemental Statements of Cash Flows

For The Three Months Ended March 31, 2019 and 2018

(Unaudited)

(U.S. GAAP)

	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
($ million)	2019	2018	2019	2018
Operating activities:
Net income	264	202	95	103
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	168	184	1	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	79	102	65	66
(Gain) Loss from disposal of assets	—	—	—	—
Undistributed income (loss) of unconsolidated subsidiaries	(84)	(30)	(8)	(11)
Other non-cash items	28	30	5	20
Changes in operating assets and liabilities:
Provisions	(96)	(119)	(10)	(7)
Deferred income taxes	10	(7)	22	(17)
Trade and financing receivables related to sales, net	(65)	(41)	(229)	234
Inventories, net	(950)	(848)	71	93
Trade payables	171	167	(41)	(28)
Other assets and liabilities	(339)	(194)	99	78

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(814)	(554)	70	532

Investing activities:
Additions to retail receivables	—	—	(947)	(959)
Collections of retail receivables	—	—	1,225	1,089
Proceeds from the sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	—	1	—	—
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(77)	(61)	(2)	(1)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(100)	(196)	(185)	(109)
Other	(370)	109	398	(156)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(547)	(147)	489	(136)

Financing activities:
Net increase (decrease) in debt	126	(1,057)	(638)	(371)
Dividends paid	(1)	(1)	(7)	(52)
Other	—	(90)	20	—

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	125	(1,148)	(625)	(423)

Effect of foreign exchange rate changes on cash and cash equivalents	(42)	68	—	(4)

DECREASE IN CASH AND CASH EQUIVALENTS	(1,278)	(1,781)	(66)	(31)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,553	4,901	1,250	1,299

CASH AND CASH EQUIVALENTS, END OF PERIOD	3,275	3,120	1,184	1,268

These Supplemental Statements of Cash Flows are presented for informational purposes. The supplemental Industrial Activities data in these statements (with Financial Services on the equity basis) include CNH Industrial N.V.’s Agriculture, Construction, Commercial and Specialty Vehicles and Powertrain segments, as well as Corporate functions. The supplemental Financial Services data in these statements refer to CNH Industrial N.V.’s Financial Services segment. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated financial statements.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Net Income to Adjusted EBIT and Adjusted EBITDA by segment under U.S. GAAP

($ million)

	Three Months ended March 31, 2019
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						169	95	264

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						53	—	53
Foreign exchange (gains) losses, net						9	—	9
Finance and non-service component of Pension and other post-employment benefit costs(2)						(15)	—	(15)
Income tax expense						54	36	90

Adjustments:
Restructuring expenses	3	—	5	—	—	8	—	8

Adjusted EBIT	168	13	51	96	(50)	278	131	409

Depreciation and Amortization	75	14	47	32	—	168	1	169
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	79	—	—	79	65	144

Adjusted EBITDA	243	27	177	128	(50)	525	197	722

	Three Months ended March 31, 2018
	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, eliminations and other	Total Industrial Activities	Financial Services	Total
Net income(1)						99	103	202

Add back:
Interest expenses of Industrial Activities, net of interest income and eliminations						93	—	93
Foreign exchange (gains) losses, net						25	—	25
Finance and non-service component of Pension and other post-employment benefit costs						18	—	18
Income tax expense						23	40	63

Adjustments:
Restructuring expenses	—	—	3	—	—	3	—	3

Adjusted EBIT	186	0	49	95	(69)	261	143	404

Depreciation and Amortization	79	16	55	34	—	184	1	185
Depreciation of assets under operating leases and assets sold with buy-back commitments	—	—	102	—	—	102	66	168

Adjusted EBITDA	265	16	206	129	(69)	547	210	757

(1)	For Industrial Activities, net income net of “Results from intersegment investments”.
(2)

This item includes the pre-tax gain of $30 million as a result of the amortization over approximately 4.5 years of the $527 million positive impact from the modification of a healthcare plan in the U.S.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Total Debt to Net debt under U.S. GAAP  ($ million)

	Consolidated		Industrial Activities		Financial Activities
	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Third party debt	23,807	24,445	5,242	5,211	18,565	19,234
Intersegment notes payable	—	—	1,210	1,136	1,662	1,202

Total Debt(1)	23,807	24,445	6,452	6,347	20,227	20,436

Less:
Cash and cash equivalents	3,673	5,031	3,226	4,553	447	478
Restricted cash	786	772	49	—	737	772
Intersegment notes receivable	—	—	1,662	1,202	1,210	1,136
Derivatives hedging debt	(6)	(8)	(6)	(8)	—	—

Net debt (cash)(2)	19,354	18,650	1,521	600	17,833	18,050

(1)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $1,210 million and $1,136 million as of March 31, 2019 and December 31, 2018, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,662 million and $1,202 million as of March 31, 2019 and December 31, 2018, respectively.

(2)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $452 million and $66 million as of March 31, 2019 and December 31, 2018, respectively.

CNH INDUSTRIAL

Reconciliation of Cash and cash equivalents to Available liquidity under U.S. GAAP

($ million)

	March 31, 2019	December 31, 2018
Cash and cash equivalents	3,673	5,031

Restricted cash	786	772
Undrawn committed facilities	5,542	3,135

Available liquidity	10,001	8,938

CNH INDUSTRIAL

Change in Net industrial debt under U.S. GAAP ($  million)

	Three Months ended March 31,
	2019	2018
Net industrial (debt)/cash at beginning of period	(600)	(908)
Adjusted EBITDA of Industrial Activities	525	547
Cash interest and taxes	(142)	(162)
Changes in provisions and similar(1)	(162)	(134)
Change in working capital	(1,132)	(1,005)

Operating cash flow	(911)	(754)

Investments in property, plant and equipment, and intangible assets(2)	(77)	(61)
Other changes	(23)	(10)

Net industrial cash flow	(1,011)	(825)

Capital increases and dividends(3)	(1)	(91)
Currency translation differences and other	91	(99)

Change in Net industrial debt	(921)	(1,015)

Net industrial (debt)/cash at end of period	(1,521)	(1,923)

(1)	Including other cash flow items related to operating lease and buy-back activities.
(2)	Excluding assets sold under buy-back commitments and assets under operating leases.
(3)	Including share buy-back transactions.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Reconciliation of Adjusted net income and Adjusted income tax (expense) to Net income and Income tax (expense) and calculation of Adjusted diluted EPS and Adjusted ETR under U.S. GAAP

($ million, except per share data)

	Three Months ended March 31,
	2019	2018
Net income	264	202

Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(22)	3
Adjustments impacting Income tax (expense) (b)	6	(1)
Adjusted net income	248	204

Adjusted net income attributable to CNH Industrial N.V.	241	198

Weighted average shares outstanding – diluted (million)	1,356	1,368

Adjusted diluted EPS ($)	0.18	0.14

Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	349	246

Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (a)	(22)	3
Adjusted income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates (A)	327	249

Income tax (expense)	(90)	(63)

Adjustments impacting Income tax (expense) (b)	6	(1)

Adjusted income tax (expense) (B)	(84)	(64)

Adjusted Effective Tax Rate (Adjusted ETR) (C=B/A)	26%	26%

a) Adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates

Restructuring expenses	8	3
Pre-tax gain related to the modification of a healthcare plan in the U.S.	(30)	—

Total	(22)	3

b) Adjustments impacting Income tax (expense)

Tax effect of adjustments impacting Income before income tax (expense) and equity in income of unconsolidated subsidiaries and affiliates	6	(1)

Total	6	(1)

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Revenues by Segment under EU-IFRS ($ million)

	Three Months ended March 31,
	2019	2018	% change
Agriculture	2,490	2,579	-3.5
Construction	640	682	-6.2
Commercial and Specialty Vehicles	2,411	2,495	-3.4
Powertrain	1,033	1,186	-12.9
Eliminations and other	(571)	(642)	—

Total Industrial Activities	6,003	6,300	-4.7

Financial Services	472	502	-6.0
Eliminations and other	(41)	(50)	—

Total	6,434	6,752	-4.7

CNH INDUSTRIAL

Adjusted EBIT(1) by Segment under  EU-IFRS ($ million)

	Three Months ended March 31,
	2019(2)	2018	$ change	2019 adjusted EBIT margin(2)	2018 adjusted EBIT margin
Agriculture	180	167	13	7.2%	6.5%
Construction	9	(8)	17	1.4%	(1.2)%
Commercial and Specialty Vehicles	83	44	39	3.4%	1.8%
Powertrain	91	90	1	8.8%	7.6%
Unallocated items, eliminations and other	(52)	(71)	19	—	—

Total Industrial Activities	311	222	89	5.2%	3.5%

Financial Services	131	143	-12	27.8%	28.5%
Eliminations and other	—	—	—	—	—

Total	442	365	77	6.9%	5.4%

(1)	This item is a non-GAAP financial measure. Refer to the “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on adjusted EBIT and adjusted EBIT margin in the three months ended March 31, 2019.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Adjusted EBITDA(1) by Segment under  EU-IFRS ($ million)

	Three Months ended March 31,
	2019(2)	2018	$ change	2019 adjusted EBITDA margin(2)	2018 adjusted EBITDA margin
Agriculture	321	306	15	12.9%	11.9%
Construction	36	20	16	5.6%	2.9%
Commercial and Specialty Vehicles	263	238	25	10.9%	9.5%
Powertrain	136	135	1	13.2%	11.4%
Unallocated items, eliminations and other	(51)	(70)	19	—	—

Total Industrial Activities	705	629	76	11.7%	10.0%

Financial Services	197	211	-14	41.7%	42.0%
Eliminations and other	—	—	—	—	—

Total	902	840	62	14.0%	12.4%

(1)	This item is a non-GAAP financial measure. Refer to the and “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.
(2)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard resulted in a $39 million increase in adjusted EBITDA of Industrial Activities and of the Group, and in a 60 bps increase in adjusted EBITDA margin of Industrial Activities and of the Group in the three months ended March 31, 2019.

CNH INDUSTRIAL

Key Balance Sheet data under EU-IFRS  ($ million)

	March 31, 2019	December 31, 2018
Total Assets	48,432	48,650
Total Equity	7,760	7,472
Equity attributable to CNH Industrial N.V.	7,725	7,443
Net debt	(19,930)	(18,750)
of which Net industrial debt(1)	(2,025)	(640)

(1)	This item is a non-GAAP financial measure. Refer to the and “Non-GAAP Financial Information” section of this press release for information regarding non-GAAP financial measures.

CNH INDUSTRIAL N.V.

Other Supplemental Financial Information

(Unaudited)

CNH INDUSTRIAL

Net income reconciliation U.S. GAAP to EU-IFRS ($ million)

	Three Months ended March 31,
	2019	2018
Net income in accordance with U.S. GAAP	264	202

Adjustments to conform with EU-IFRS:
Development costs	(22)	(26)
Other adjustments	32	3
Tax impact on adjustments and other income tax differences	(3)	5

Total adjustments	7	(18)

Profit in accordance with EU-IFRS	271	184

CNH INDUSTRIAL

Total Equity reconciliation U.S. GAAP to EU-IFRS ($ million)

	March 31, 2019	December 31, 2018
Total Equity under U.S. GAAP	5,391	5,068

Adjustments to conform with EU-IFRS:
Development costs	2,289	2,344
Other adjustments	(27)	(65)
Tax impact on adjustments and other income tax differences	107	125

Total adjustments	2,369	2,404

Total Equity under EU-IFRS	7,760	7,472

Translation of financial statements denominated in a currency other than the U.S. dollar

The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Three Months Ended March 31, 2019			Three Months Ended March 31, 2018
	Average	March 31,	At December 31, 2018	Average	At March 31,
Euro	0.880	0.890	0.873	0.814	0.812
Pound sterling	0.768	0.764	0.781	0.719	0.710
Swiss franc	0.997	0.995	0.984	0.948	0.956
Polish zloty	3.787	3.828	3.757	3.400	3.417
Brazilian real	3.766	3.904	3.881	3.245	3.323
Canadian dollar	1.330	1.335	1.363	1.264	1.290
Turkish lira	5.380	5.647	5.292	3.815	3.975

CNH INDUSTRIAL N.V.

Condensed Consolidated Income Statement

For The Three Months Ended March 31, 2019 and 2018

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2019(1)	2018
Net revenues	6,434	6,752
Cost of sales	5,165	5,537
Selling, general and administrative costs	533	570
Research and development costs	274	262
Result from investments:	4	21
Share of the profit/(loss) of investees accounted for using the equity method	4	21
Other income/(expenses) from investments	—	—
Gains/(losses) on the disposal of investments	—	—
Restructuring costs	6	3
Other income/(expenses)	(24)	(39)
Financial income/(expenses)	(72)	(120)

PROFIT/(LOSS) BEFORE TAXES	364	242

Income tax (expense)	(93)	(58)

PROFIT/(LOSS) FROM CONTINUING OPERATIONS	271	184

PROFIT/(LOSS) FOR THE PERIOD	271	184

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent	264	178
Non-controlling interests	7	6

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	0.19	0.13
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	0.19	0.13

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated income statement for the three months ended March 31, 2019.

This Condensed Consolidated Income Statement should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Income Statement represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Financial Position

As of March 31, 2019 and December 31, 2018

(Unaudited)

(EU-IFRS)

($ million)	March 31, 2019(1)	December 31, 2018
ASSETS
Intangible assets	5,431	5,497
Property, plant and equipment	6,116	5,963
Investments and other financial assets:	595	592
Investments accounted for using the equity method	556	555
Other investments and financial assets	39	37
Leased assets	1,783	1,774
Defined benefit plan assets	24	25
Deferred tax assets	797	853

Total Non-current assets	14,746	14,704

Inventories	7,799	6,719
Trade receivables	460	395
Receivables from financing activities	19,069	19,175
Current tax receivables	336	356
Other current assets	1,445	1,390
Other financial assets	108	98
Cash and cash equivalents	4,459	5,803

Total Current assets	33,676	33,936

Assets held for sale	10	10

TOTAL ASSETS	48,432	48,650

EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent	7,725	7,443
Non-controlling interests	35	29

Total Equity	7,760	7,472

Provisions:	4,763	5,051
Employee benefits	1,583	1,763
Other provisions	3,180	3,288
Debt:	24,369	24,543
Asset-backed financing	10,821	11,269
Other debt	13,548	13,274
Other financial liabilities	128	108
Trade payables	5,955	5,886
Current tax payables	79	89
Deferred tax liabilities	230	251
Other current liabilities	5,148	5,250
Liabilities held for sale	—	—

Total Liabilities	40,672	41,178

TOTAL EQUITY AND LIABILITIES	48,432	48,650

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. On the adoption of the standard, CNH Industrial recorded right-of-use assets and related leases liabilities of approximately $480 million (included in Property, plant and equipment and Other debt, respectively) with no impact to equity.

This Condensed Consolidated Statement of Financial Position should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Statement of Financial Position represents the consolidation of all CNH Industrial N.V. subsidiaries.

CNH INDUSTRIAL N.V.

Condensed Consolidated Statement of Cash Flows

For The Three Months Ended March 31, 2019 and 2018

(Unaudited)

(EU-IFRS)

	Three Months Ended March 31,
($ million)	2019(1)	2018
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	5,803	6,200
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period	271	184
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)	316	307
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)	—	—
Other non-cash items	15	3
Dividends received	—	29
Change in provisions	(242)	(261)
Change in deferred income taxes	34	(29)
Change in items due to buy-back commitments(2)	(26)	33
Change in operating lease items(3)	(49)	51
Change in working capital	(972)	(821)

TOTAL	(653)	(504)

C) CASH FLOWS FROM/(USED IN) INVESTMENT ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)	(168)	(159)
Consolidated subsidiaries and other equity investments	—	—
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)	—	6
Net change in receivables from financing activities	—	333
Other changes	62	(31)

TOTAL	(106)	149

D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Net change in debt and other financial assets/liabilities	(539)	(1,430)
Capital increase	—	—
Dividends paid	(1)	(1)
Purchase of treasury shares	—	(90)

TOTAL	(540)	(1,521)

Translation exchange differences	(45)	64

E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS	(1,344)	(1,812)

F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	4,459	4,388

Notes:

(1)

On January 1, 2019, CNH Industrial adopted the updated accounting standard on leases (IFRS 16) using the modified retrospective approach, without recasting prior periods. Adoption of the standard had an immaterial impact on the condensed consolidated statement of cash flows for the three months ended March 31, 2019.

(2)

Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses. The item also includes gains and losses arising from the sale of vehicles subject to buy-back commitments.

(3)	Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.

These Condensed Consolidated Statement of Cash Flows should be read in conjunction with the Company’s Audited Consolidated Financial Statements and Notes for the Year Ended December 31, 2018 included in the EU Annual Report. This Condensed Consolidated Statement of Cash Flows represents the consolidation of all CNH Industrial N.V. subsidiaries.